UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 31, 2010, entitled "Elected to Statoil’s board”.

Elected to Statoil’s board

The corporate assembly of Statoil (OSE:STL, NYSE:STO) has chosen Lady Barbara Judge and Bjørn Tore Godal as new members of Statoil’s board of directors.

The corporate assembly also re-elected Svein Rennemo as chair, Marit Arnstad as deputy chair, and Roy Franklin, Grace Reksten Skaugen and Jakob Stausholm as board members.

The election of the board will take effect from 1 September 2010.

Information on the members of the board can be found at www.statoil.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 31, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer